July 12, 2022

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Attention:	Brian McAllister

Myra Moosariparambil

Liz Packebusch

Laura Nicholson

John Hodgin

Re:	Centennial Resource Development, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 10, 2022

File No. 001-37697

Ladies and Gentlemen:

On behalf of Centennial Resource Development, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of the revised Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated July 7, 2022, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR SHAREHOLDERS, page 5

1.	Please include a question and answer that explains the rationale for structuring the merger to utilize an “Up-C structure.” Additionally, highlight any resulting conflicts of interest.

Response: The Company has revised the Amended Proxy Statement to include a question and answer that explains the rationale for structuring the merger to utilize an “Up-C structure” in response to the Staff’s comment. Please see page 8 of the Amended Proxy Statement. The Company respectfully advises the Staff that the Company’s use of an “Up-C structure” is not expected to result in any conflicts of interest, as holders of the Company’s Class A Common Stock and the Colgate Unitholder, as the sole holder of the Company’s Class C common stock, will have similar rights, including voting rights, based on their ownership interests in Centennial. Conflicts of interest typically arise in an “Up-C” structure if the parties elect to enter into a tax receivable agreement, which would allow holders of the equivalent of surviving company units to recognize certain payments upon certain agreed upon events, including redemptions of

July 12, 2022

surviving company units, that would not be shared pro rata with the public company’s public shareholders. Centennial did not agree to enter into a tax receivable agreement with the Colgate Unitholder in connection with the proposed business combination and, as a result, Centennial does not anticipate any conflicts of interest to arise as a result of the “Up-C” structure between Centennial and holders of its Class A common stock, on the one hand, and the Colgate Unitholder, as the holder of Surviving Company Units and Class C common stock, on the other hand.

2.

We note your disclosure in this section that each Surviving Company Unit is redeemable, together with the surrender for cancellation of one share of Class C Common Stock, for Class A Common Stock on a one-for-one basis pursuant to the terms of the Surviving Company LLC Agreement. Please revise to disclose all material terms of the Surviving Company LLC Agreement relating to the redemption rights of a member and exchange rights of Centennial Resource Development, Inc.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 5–6, 18 and 77-78 of the Amended Proxy Statement.

Registration Rights Agreement, page 14

3.	Please revise to disclose the amount of shares of common stock which will be subject to the Registration Rights Agreement.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 17 and 77 of the Amended Proxy Statement.

Financial Analyses

Colgate Analyses

Selected Public Companies Analysis, page 86

4.

We note that Citi reviewed certain financial information of Colgate and publicly available financial and stock market information of six selected companies that Citi viewed as generally relevant for purposes of analysis as publicly traded oil and gas exploration and production companies with operations primarily in the Permian basin. Please revise to state any additional criteria, beyond having operations primarily in the Permian basin, which the advisor used to select comparable companies. If any companies were excluded from the selection criteria, please state as much and disclose the reason for excluding such companies.

Response: In response to the Staff’s comment, the disclosure on pages 91 and 93 of the Amended Proxy Statement has been revised to clarify the selection criteria for the selected companies included in Citi’s selected public companies analyses. The Company supplementally advises the Staff that Citi believes that the selected companies included in its analyses reflect the companies that in Citi’s professional judgment generally fit its selected criteria; however, given that the selection of relevant companies involves professional judgment, the disclosure appearing on page 90 of the Amended Proxy Statement also has been revised to indicate that the selected companies reviewed may not necessarily include all companies that could be deemed relevant.

July 12, 2022

Proposal 2: Approval of the A&R Charter Proposal, page 104

5.

We note the proposed amendments to your charter in connection with the A&R Charter Proposal, as described on page 104, including the proposed changes to authorized capital, action by written consent, and the exclusive forum provision. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment to unbundle the A&R Charter Proposal to allow the Company’s shareholders to vote on each proposed change to the charter. Please see pages 9-10 and 108-112 of the Amended Proxy Statement.

6.

Please revise to clarify the impact of the proposed amendment to your charter regarding action by written consent. For example, please clarify whether this amendment would permit shareholder action by written consent until Riverstone Holdings LLC, Pearl Energy Investments and NGP Energy Capital cease to collectively have beneficial ownership (directly or indirectly) of more than 50% of your outstanding common stock.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 108-109 and 110-111 of the Amended Proxy Statement.

7.

We note your disclosure that subject to the limitations set forth therein, the proposed charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all actions and proceedings that may be initiated by shareholders. Please describe in this section all material terms of the proposed exclusive forum provision as set forth in Article XI of the proposed charter. For example, we note that Article XI provides that subject to the preceding provisions of Article XI, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. In addition, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Please make corresponding changes to your risk factor disclosure regarding the exclusive forum provision on page 30.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 10, 33-34 and 109-111 of the Amended Proxy Statement.

Information About Colgate

Summary of Oil and Gas Reserves, page 104

8.

Disclosure on page 112 indicates the estimates of proved reserves as of December 31, 2021 presented on a historical basis were prepared by Colgate’s independent reservoir engineers, Netherland, Sewell & Associates, Inc. However, disclosure on page F-25 indicates that the comparable estimates were prepared by the Company’s reserves engineers. Please revise the disclosure to resolve this inconsistency or tell us why a revision is not needed.

Response: The Company has revised the Amended Proxy Statement on page F-25 in response to the Staff’s comment to reflect that Netherland, Sewell & Associates, Inc., an independent engineering firm, prepared Colgate’s estimates of proved reserves as of December 31, 2021 and 2020.

July 12, 2022

Summary of Reserves as of December 31, 2021 Based on SEC Pricing, page 112

9.

Please expand the presentation to include the dollar amounts for the Standardized Measure and PV-10 relating to the Recent Divestitures, the Parkway Acquisition and Pro Forma for the total proved reserves.

Response: The Company has revised the Amended Proxy Statement on pages 118 through 120 in response to the Staff’s comment by removing the Recent Divestitures, Parkway Acquisition and Pro Forma reserve data. The Company respectfully advises the Staff that (i) the Recent Divestitures did not constitute significant transactions under Rule 3-05 of Regulation S-X and Colgate did not recognize a gain on the divestitures in its consolidated financial statements given their immateriality, (ii) the Parkway Acquisition did not constitute a significant acquisition under Rule 3-05 of Regulation S-X and was insignificant to Colgate’s total proved reserves and (iii) the combined effects of the Recent Divestitures and Parkway Acquisition are immaterial to the Company’s total proved reserves. Given the immateriality of the Recent Divestitures and the Parkway Acquisition on both a standalone and combined basis to both Colgate and the combined companies’ reserves and financial results, we have deleted the existing narratives on the Recent Divestitures, Parkway Acquisition and Pro Forma total proved reserves.

10.

Please expand the disclosure of reserves expressed as barrels of oil equivalent to clarify the basis for converting natural gas volumes to equivalent barrels of oil, e.g. the number of cubic feet of natural gas per barrel of oil equivalent.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment, detailing Colgate’s basis for converting natural gas volumes to equivalent barrels of oil. Please see page 120 of the Amended Proxy Statement.

11.

Please expand the discussion in footnote (4) to include cautionary language clarifying that estimates of probable and possible reserves have not been adjusted for risk due to uncertainty, and therefore may not be comparable and should not be summed either together or with estimates of proved reserves. Refer to question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 120 of the Amended Proxy Statement.

12.	Please expand the presentation on page 113 to include a reconciliation of Colgate’s Pro Forma PV-10 dollar amounts to the GAAP financial measure of the Standardized Measure.

Response: As noted above, the Company has revised the Amended Proxy Statement on pages 118 through 120 in response to the Staff’s comment to remove the Recent Divestitures, Parkway Acquisition and Pro Forma total proved reserves.

July 12, 2022

Colgate Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 118

13.

Please disclose any material impacts of inflation on Colgate’s results of operations, including the principal factors contributing to any such inflationary pressures, and identify actions planned or taken, if any, to mitigate such inflationary pressures. Please include a related risk factor, if applicable.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment, expanding on the potential impacts of inflationary pressures on Colgate’s business. Please see pages 39-40 and 143 of the Amended Proxy Statement.

Colgate Management’s Discussion and Analysis of Financial Condition and Results of Operations

How we evaluate our operations, page 122

14.

You disclose Free Cash Flow is a non-GAAP financial measure and refer to the “Non-GAAP Financial Measure” section for the definition and reconciliation to the closest comparable GAAP measure. The “Non-GAAP Financial Measure” section does not appear to not be included in the filing. Please revise this disclosure, as necessary.

Response: The Company has revised the Amended Proxy Statement on page 129 in response to the Staff’s comment to include the definition of Free Cash Flow. The Company respectfully advises the Staff that no reconciliation is necessary as the Company does not present any metrics of Free Cash Flow in the “Information About Colgate” or “Colgate’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Amended Proxy Statement.

Unaudited Pro Forma Combined Financial Information

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 3. Preliminary Accounting and Pro Forma Adjustments, page 147

15.

You disclose in footnote (b) cash consideration to be paid to Colgate Unitholders will consist of cash and cash equivalents of $86.4 million and borrowings of $438.6 million under Centennial’s credit facility. However, on page 26 we note the disclosure states you plan to incur approximately $525 million of additional debt under CRP’s revolving credit facility to fund the Cash Consideration. Please revise your disclosure to address this inconsistency.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 29 of the Amended Proxy Statement.

16.

Please expand disclosures in footnote (j) to state the interest rate used to calculate the pro forma interest expense for the additional borrowings under the credit facility. In addition, disclose if the rate is based on your committed rate or prevailing interest rates at the time covered by the pro forma information. If the interest rates can vary from the amount disclosed, disclose the effect on income of a 1/8 percent variance in the interest rates.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 157 of the Amended Proxy Statement.

July 12, 2022

17.

In footnote (k) you state the pro forma adjustment related to income tax expense is based on the transaction accounting adjustments and the Luxe Acquisition pro forma adjustments (where presented) at the blended federal and state statutory tax rate of 22.6%, which has been further adjusted to reflect income attributable to noncontrolling interest that is not taxable to the c-corporation. Please expand your disclosure to further describe the calculation of the blended rate.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 158 of the Amended Proxy Statement.

Index to Consolidated Financial Information

Colgate Energy Partners III, LLC

Consolidated Balance Sheets, page F-3

18.

We note you recorded a current liability for revenue payable as of December 31, 2021 and March 31, 2022. Please explain what this balance represents and provide reference to the technical guidance that supports your accounting and presentation.

Response: The Company respectfully advises the Staff that Colgate owns interests in certain oil and natural gas properties together with other joint interest owners and royalty interest owners. With respect to the majority of its ownership interests, Colgate also acts as an operator of these oil and natural gas properties and in doing so, markets and sells all the oil and natural gas produced by such properties to third-party purchasers. As the operator, Colgate is additionally responsible for the subsequent disbursement of amounts collected from third-party purchasers to its joint interest owners and royalty interest owners for their ownership share of oil and gas revenue proceeds. Based on FASB Concept Statement No 8 – Chapter 4 – Section E37 Liabilities, ‘a liability is a present obligation of an entity to transfer an economic benefit’. As such, until these oil and gas proceeds, which have been collected on others’ behalf, are remitted and paid to joint interest owners and royalty owners, they represent a current liability and are shown as a Revenue Payable in the Colgate Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

Note 4. Acquisitions and Divestitures, page F-12

19.

We note you have not provided financial statements or pro forma financial information for your acquisition of proved and unproved oil and gas properties and equipment from Occidental Petroleum (the Oxy Acquisition). Please provide us with the significance tests you performed to determine that this information was not required under Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company respectfully advises the Staff that when evaluating whether the Oxy Acquisition should be accounted for as a business combination or an asset acquisition, Colgate determined that the Oxy Acquisition assets acquired did not meet the definition of a business under ASC 805. The acquired assets were therefore accounted for as an asset acquisition, and, accordingly, no pro forma information was provided with respect to the Oxy Acquisition on page F-12 of the Notes to the Colgate Consolidated Financial Statements in the Company’s initial filing of the Proxy Statement.

In addition, the Company further advises the Staff that in determining whether any financial statements for recently acquired businesses of the acquiree such as the Oxy Acquisition are necessary to be included in the Company’s Amended Proxy Statement and whether any corresponding information may be appropriate to include in the Company’s Regulation S-X Article 11 pro forma financial statements, the Company considered the guidance set forth in Section 2005.5 of the Division of Corporate Finance’s Financial Reporting Manual (the “Manual”), which states the following:

July 12, 2022

“The requirement of S-X 3-05 and S-X 8-04 apply to acquisitions made by the registrant or its predecessors(s). Those rules call for financial statements of the acquiree and its predecessor(s), if applicable. Financial statements of recently acquired business of the acquiree or equity method investees of the acquiree need not be filed unless their omission would render the acquiree’s financial statements misleading or substantially incomplete.”

Also, the Company additionally considered the guidance set forth in Section 3110.2 of the Manual which states as follows:

“Additional pro forma information also may be appropriate if an acquiree of the registrant consummated a significant business combination of its own during the year, if that information would be material to an understanding of the registrant or a vote on a transaction”.

In light of the Staff’s comment, the Company has re-evaluated the Oxy Acquisition in connection with the above guidance from the Manual and determined that (i) due to the relative size of the Oxy Acquisition to Colgate, the inclusion of Oxy Acquisition financial statements could be useful to an investor’s understanding of Colgate’s complete business to be acquired in the Merger, and (ii) the financial results of the Oxy Acquisition assets for the period from January 1, 2021 through July 29, 2021 could similarly support an investor’s understanding of Colgate’s complete business to be acquired and the pro forma company to be formed by the Merger transaction, as investors consider their vote on the Merger transaction. As such, the Company has attached the financial statements for the Oxy Acquisition on pages F-86 through F-91 of the Amended Proxy Statement and has updated its Regulation S-X Article 11 pro forma financial statements on pages 153 through 159 of the Amended Proxy Statement to include the pro forma results of the Oxy Acquisition.

Colgate Energy Partners III, LLC

Notes to Consolidated Financial Statements

(16) Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited)

Reserve Quantity Information, page F-25

20.

Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties. This comment also applies to the comparable disclosure provided on page F-70. Refer to FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021 and 2020, respectively, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.

Response: Colgate notes that future cash flows take into account the estimated abandonment costs for the proved reserves and has accordingly updated the disclosure on pages F-25 and F-70 of the Amended Proxy Statement.

July 12, 2022

Luxe Energy LLC and Subsidiaries

Report of Independent Auditors, page F-52

21.

The accountant’s report is missing the accounting firm’s signature and city and state where issued. Please obtain and file a revised accountant’s report that complies with Rule 2-02(a) of Regulation S-X.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page F-52 of the Amended Proxy Statement.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7472. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ John M. Greer

John M. Greer of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Ryan J. Maierson, Latham & Watkins LLP

Sean T. Wheeler, Kirkland & Ellis LLP

Debbie P. Yee, Kirkland & Ellis LLP

Sean R. Smith, Centennial Resource Development, Inc.